UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated January 30, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Ihamuotila)

Stock exchange release 30 January 2026	1 (4)

Nokia Corporation
Managers’ transactions
30 January 2026 at 17:00 EET

Nokia Corporation - Managers' transactions (Ihamuotila)

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Ihamuotila, Timo

Position: Member of the Board

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 140802/5/8

Transaction date: 2026-01-30

Venue: AQEA

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 3695 Unit price: 5.364 EUR

Aggregated transactions (1):

Volume: 3695 Volume weighted average price: 5.364 EUR

Transaction date: 2026-01-30

Venue: AQEU

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 17 Unit price: 5.372 EUR

Aggregated transactions (1):

Volume: 17 Volume weighted average price: 5.372 EUR

Transaction date: 2026-01-30

Venue: JNSI

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

www.nokia.com

Stock exchange release 30 January 2026	2 (4)

Transaction details

(1): Volume: 709 Unit price: 5.378 EUR

(2): Volume: 1205 Unit price: 5.38 EUR

(3): Volume: 24077 Unit price: 5.374 EUR

(4): Volume: 15700 Unit price: 5.38 EUR

Aggregated transactions (4):

Volume: 41691 Volume weighted average price: 5.3765 EUR

Transaction date: 2026-01-30

Venue: BEUP

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1827 Unit price: 5.357 EUR

(2): Volume: 1292 Unit price: 5.357 EUR

(3): Volume: 1628 Unit price: 5.358 EUR

(4): Volume: 2390 Unit price: 5.362 EUR

(5): Volume: 2465 Unit price: 5.364 EUR

(6): Volume: 1333 Unit price: 5.364 EUR

(7): Volume: 557 Unit price: 5.374 EUR

(8): Volume: 556 Unit price: 5.374 EUR

(9): Volume: 557 Unit price: 5.377 EUR

(10): Volume: 557 Unit price: 5.378 EUR

(11): Volume: 557 Unit price: 5.378 EUR

(12): Volume: 557 Unit price: 5.377 EUR

(13): Volume: 784 Unit price: 5.372 EUR

(14): Volume: 600 Unit price: 5.372 EUR

(15): Volume: 1525 Unit price: 5.38 EUR

(16): Volume: 2638 Unit price: 5.38 EUR

(17): Volume: 2764 Unit price: 5.38 EUR

(18): Volume: 2499 Unit price: 5.38 EUR

(19): Volume: 1075 Unit price: 5.38 EUR

Aggregated transactions (19):

Volume: 26161 Volume weighted average price: 5.37103 EUR

Transaction date: 2026-01-30

Venue: CEUX

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1269 Unit price: 5.376 EUR

(2): Volume: 641 Unit price: 5.372 EUR

(3): Volume: 636 Unit price: 5.372 EUR

Aggregated transactions (3):

Volume: 2546 Volume weighted average price: 5.37399 EUR

www.nokia.com

Stock exchange release 30 January 2026	3 (4)

Transaction date: 2026-01-30

Venue: HREU

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 4391 Unit price: 5.38 EUR

Aggregated transactions (1):

Volume: 4391 Volume weighted average price: 5.38 EUR

Transaction date: 2026-01-30

Venue: MHEL

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1538 Unit price: 5.36 EUR

(2): Volume: 1224 Unit price: 5.362 EUR

(3): Volume: 1518 Unit price: 5.38 EUR

(4): Volume: 1224 Unit price: 5.38 EUR

Aggregated transactions (4):

Volume: 5504 Volume weighted average price: 5.37041 EUR

Transaction date: 2026-01-30

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of transaction: ACQUISITION

Transaction details

(1): Volume: 1140 Unit price: 5.37 EUR

(2): Volume: 570 Unit price: 5.37 EUR

(3): Volume: 591 Unit price: 5.374 EUR

(4): Volume: 1138 Unit price: 5.376 EUR

(5): Volume: 1850 Unit price: 5.378 EUR

(6): Volume: 806 Unit price: 5.378 EUR

(7): Volume: 1664 Unit price: 5.38 EUR

(8): Volume: 7 Unit price: 5.376 EUR

(9): Volume: 1178 Unit price: 5.376 EUR

(10): Volume: 473 Unit price: 5.376 EUR

(11): Volume: 1850 Unit price: 5.372 EUR

(12): Volume: 2000 Unit price: 5.372 EUR

(13): Volume: 1668 Unit price: 5.372 EUR

(14): Volume: 1 Unit price: 5.372 EUR

(15): Volume: 235 Unit price: 5.372 EUR

(16): Volume: 824 Unit price: 5.372 EUR

www.nokia.com

Stock exchange release 30 January 2026	3 (4)

Aggregated transactions (16):

Volume: 15995 Volume weighted average price: 5.37439 EUR

Total aggregated transactions

Volume: 100 000 Volume weighted average price: 5,3740 EUR

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2026		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal